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                                                              File No. 070-10128

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM U-1/A

                               AMENDMENT NO. 3 TO
                             APPLICATION/DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002

                              Utility Holding, LLC
                           200 West Ninth Street Plaza
                                    Suite 411
                           Wilmington, Delaware 19801

                       CenterPoint Energy Funding Company
                    CenterPoint Energy Houston Electric, LLC
                 CenterPoint Energy Transition Bond Company, LLC
                      Houston Industries FinanceCo GP, LLC
                         Houston Industries FinanceCo LP
                       Reliant Energy FinanceCo II GP, LLC
                         Reliant Energy FinanceCo II LP
                      Reliant Energy FinanceCo III GP, LLC
                         Reliant Energy FinanceCo III LP
                       Reliant Energy FinanceCo IV GP, LLC
                         Reliant Energy FinanceCo IV LP
                CenterPoint Energy, Inc. (a Delaware corporation)
                 CenterPoint Energy Investment Management, Inc.
                  CenterPoint Energy Management Services, Inc.
                    CenterPoint Energy District Cooling, LLC
               CenterPoint Energy Thermal Systems (Delaware), Inc.
                    CenterPoint Energy District Cooling, L.P.
                     CenterPoint Energy Power Systems, Inc.
                        CenterPoint Energy Products, Inc.
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                      CenterPoint Energy Properties, Inc.
                         CenterPoint Energy Tegco, Inc.
                              HL&P Capital Trust I
                              HL&P Capital Trust II
                             HL&P Receivables, Inc.
                      Houston Industries Energy (UK), Inc.
                               NorAm Energy Corp.
                                    REI Trust
                           Reliant Energy Water, Inc.
                           Texas Genco Holdings, Inc.
                               Texas Genco GP, LLC
                               Texas Genco LP, LLC
                                 Texas Genco, LP
                           Utility Rail Services, Inc.
                               UFI Services, Inc.
                       CenterPoint Energy Resources Corp.
                             ALG Gas Supply Company
                          Allied Materials Corporation
                     Arkansas Louisiana Finance Corporation
                              Arkla Industries Inc.
                             Arkla Products Company
                              Blue Jay Gas Company
                   CenterPoint Energy Alternative Fuels, Inc.
                     CenterPoint Energy Consumer Group, Inc.
                     CenterPoint Energy Field Services, Inc.
                CenterPoint Energy Field Services Holdings, Inc.
                     CenterPoint Energy Gas Processing, Inc.
                    CenterPoint Energy Gas Marketing Company
                     CenterPoint Energy Gas Receivables, LLC
                     CenterPoint Energy Gas Resources Corp.
                   CenterPoint Energy Gas Transmission Company
                      CenterPoint Energy Hub Services, Inc.
             CenterPoint Energy - Illinois Gas Transmission Company
                   CenterPoint Energy Intrastate Holdings, LLC
                     Pine Pipeline Acquisition Company, LLC
                       CenterPoint Energy Marketing, Inc.
                    CenterPoint Energy Retail Interests, Inc.
         CenterPoint Energy - Mississippi River Transmission Corporation
                      CenterPoint Energy MRT Holdings, Inc.
                     CenterPoint Energy MRT Services Company
                   CenterPoint Energy Pipeline Services, Inc.
                           CenterPoint Energy OQ, LLC
                       OQ Partners, a general partnership
                  CenterPoint Energy Trading and Transportation
                                   Group, Inc.
                           Entex Gas Marketing Company
                                 Entex NGV, Inc.
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                             Entex Oil & Gas Company
                        Industrial Gas Supply Corporation
                                   Intex, Inc.
                     Louisiana Unit Gas Transmission Company
                      Minnesota Intrastate Pipeline Company
                            National Furnace Company
                                 NorAm Financing
                          NorAm Utility Services, Inc.
                      Reliant Energy Funds Management, Inc.
                          Unit Gas Transmission Company
                                United Gas, Inc.
                     CenterPoint Energy International, Inc.
                 CenterPoint Energy International Holdings, LLC
                    Reliant Energy El Salvador, S.A. de C.V.
                    CenterPoint Energy International II, Inc.
                             HIE Ford Heights, Inc.
                                HIE Fulton, Inc.
                           Reliant Energy India, Inc.
                            Reliant Energy Rain, Inc.
                             Rain Calcining Limited
                 CenterPoint Energy International Services, Inc.
                         CenterPoint Energy Light, Inc.
                            HI Energy Holdings I B.V.
                          Reliant Energy Brasil, Ltda.
                           Reliant Energy Brazil Ltd.
                            HIE Brasil Rio Sul Ltda.
                    Reliant Energy International Brasil Ltda.
                        Reliant Energy Brazil Tiete Ltd.
                          Reliant Energy Colombia Ltda.
                          Reliant Energy Outsource Ltd.
                          Venus Generation El Salvador
                        Worldwide Electric Holdings B.V.

                          c/o CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002

                    (Name of companies filing this statement
                  and address of principal executive offices)

                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002

 (Name of top registered holding company parent of each applicant or declarant)

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                                 Rufus S. Scott
    Vice President, Deputy General Counsel and Assistant Corporate Secretary
                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002
                                 (713) 207-7451

                   (Names and addresses of agents for service)


                  The Commission is also requested to send copies
            of any communications in connection with this matter to:


James R. Doty, Esq.                               Margo S. Scholin, Esq.
Joanne C. Rutkowski, Esq.                         Baker Botts L.L.P.
Baker Botts L.L.P.                                3000 One Shell Plaza
The Warner                                        Houston, Texas 77002-4995
1299 Pennsylvania Avenue, N.W.                    (713) 229-1234
Washington, D.C. 20004-2400
(202) 639-7700

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                  CenterPoint Energy, Inc. and its Subsidiaries (together, the
"Applicants") hereby provide an opinion of counsel as Exhibit F-1 to their Application/Declaration in File No. 070-10128.

                  This Amendment No. 3 to the Application-Declaration is intended to supplement Amendment No. 2 to the Application-Declaration ("Amendment No. 2"). Terms not defined herein shall have the meaning provided them in Amendment No. 2.

Exhibits

F-1      Opinion of counsel.




SIGNATURE

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the Applicants have duly caused this Application/Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Date:  June 30, 2003

CENTERPOINT ENERGY, INC.
and its Subsidiaries

By:    /s/ Rufus S. Scott
       ---------------------------
       Rufus S. Scott
       Vice President, Deputy General Counsel and Assistant Corporate Secretary CenterPoint Energy, Inc.